Exhibit 3

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Annual Report of The Descartes Systems Group Inc. on Form 40-F for the year ended January 31, 2006 of our report dated February 27, 2006 (except as to Note 16 which is dated as of March 2, 2006).

We also consent to the incorporation by reference in Registration Statements (Nos. 333-10666, 333-11636, 333-13058, 333-13746, 333-13768 and 333-89694) of The Descartes Systems Group Inc. on Form S-8 of our report dated February 27, 2006 (except as to Note 16 which is dated as of March 2, 2006) appearing in the Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2006.

/s/ Deloitte & Touche LLP

Kitchener, Ontario
May 1, 2006